Free Writing Prospectus (To the Prospectus dated July 18, 2016 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 433 Registration No. 333-212571 January 24, 2017

$ Autocallable Contingent Interest Notes Due February 14, 2018 Linked to the SPDR® S&P® Regional Banking ETF Global Medium-Term Notes, Series A

General

•	Unsecured and unsubordinated obligations of Barclays Bank PLC maturing February 14, 2018†
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
•	The Notes are expected to price on or about January 27, 2017† (the “Pricing Date”) and are expected to issue on or about February 1, 2017† (the “Issue Date”).
Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset*:	The SPDR® S&P® Regional Banking ETF (Bloomberg ticker symbol “KRE”) (the “Underlier”)
Automatic Call Feature:	The Notes will be automatically called if the Closing Price of the Underlier on any Observation Date (other than the Final Observation Date) is greater than or equal to the Initial Underlier Value. If the Notes are automatically called, Barclays Bank PLC will pay a cash payment per Note on the applicable Call Settlement Date equal to the principal amount plus the Contingent Coupon otherwise due on the related Coupon Payment Date plus any Unpaid Contingent Coupons (as defined below opposite the “Contingent Coupon” definition below) pursuant to the Contingent Coupon feature. No further amounts will be owed to you under the Notes.
Contingent Coupon:

If the Closing Price of the Underlier is greater than or equal to the Coupon Barrier on any Observation Date (other than the Final Observation Date) or if the Final Underlier Value is greater than or equal to the Coupon Barrier on the Final Observation Date, Barclays Bank PLC will pay a Contingent Coupon of $25.00 per $1,000 principal amount Note on the related Coupon Payment Date plus the amounts of all Contingent Coupons, if any, that would have been paid on a previous Coupon Payment Date had the Closing Price of the Underlier been greater than or equal to the Coupon Barrier on the related Observation Date and that have not been previously paid (“Unpaid Contingent Coupons”).

If the Closing Price of the Underlier is less than the Coupon Barrier on any Observation Date (other than the Final Observation Date) or if the Final Underlier Value is less than the Coupon Barrier on the Final Observation Date, the Contingent Coupon applicable to that Observation Date will not be payable on the related Coupon Payment Date, and Barclays Bank PLC will not make any payment to you on that Coupon Payment Date. Contingent Coupons should not be viewed as periodic interest payments.

If the Contingent Coupon is not paid on any Coupon Payment Date because the Closing Price of the Underlier is less than the Coupon Barrier on the related Observation Date, that Contingent Coupon will be paid as an Unpaid Contingent Coupon on a later Coupon Payment Date only if the Closing Price of the Underlier on the Observation Date related to that later Coupon Payment Date is greater than or equal to the Coupon Barrier. You will not receive any Unpaid Contingent Coupons if the Closing Price of the Underlier on each subsequent Observation Date is less than the Coupon Barrier.

Payment at Maturity:

If the Notes are not automatically called and the Final Underlier Value is greater than or equal to the Trigger Value (which equals the Coupon Barrier), you will receive a cash payment on the Maturity Date equal to $1,000 per $1,000 principal amount Note plus the Contingent Coupon otherwise due for the final quarter plus any Unpaid Contingent Coupons.

If the Notes are not automatically called and the Final Underlier Value is less than the Trigger Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value. Under these circumstances, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note calculated as follows:

$1,000 × (1 + Underlier Return)

If the Notes are not automatically called and the Final Underlier Value is less than the Trigger Value, the Notes will be fully exposed to the decline in the value of the Underlier and you will lose some or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page FWP- 4 of this free writing prospectus) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this free writing prospectus and “Risk Factors” in the accompanying prospectus supplement.

U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page FWP-4 of this free writing prospectus.
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Coupon Barrier*:	$ , which is 80.00% of the Initial Underlier Value (rounded to two decimal places)
Trigger Value*:	$ , which is 80.00% of the Initial Underlier Value (rounded to two decimal places)
Final Underlier Value*:	The arithmetic average of the Closing Prices of the Underlier on the Averaging Dates (rounded to two decimal places)
Maturity Date*†:	February 14, 2018
(Key Terms continued on the next page)
	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$●	$●	$●	$●
[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $960.00 and $982.30 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page FWP-17 of this free writing prospectus.
[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10.00 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-10 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

Initial Underlier Value*:	$ , which is the Closing Price of the Underlier on the Pricing Date
Closing Price*:	Closing Price has the meaning set forth under “Reference Assets—Exchange-Traded Funds—Special Calculation Provisions” in the prospectus supplement.
Observation Dates†:	May 11, 2017, August 10, 2017, November 9, 2017 and February 9, 2018. The final Observation Date, February 9, 2018, is the “Final Observation Date.”
Coupon Payment Dates†:	May 16, 2017, August 15, 2017, November 14, 2017 and the Maturity Date
Call Settlement Dates†:	With respect to each Observation Date (other than the Final Observation Date), the Coupon Payment Date immediately following that Observation Date
Averaging Dates†:	February 5, 2018, February 6, 2018, February 7, 2018, February 8, 2018 and February 9, 2018
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06741VHU9 / US06741VHU98
*	If the shares of the Underlier are de-listed or if the Underlier is liquidated or otherwise terminated, the Calculation Agent may select a successor underlier or, if no successor underlier is available, may accelerate the Maturity Date. In addition, in the case of certain events related to the Underlier, the Calculation Agent may adjust any variable, including but not limited to, the Underlier, Initial Underlier Value, Final Underlier Value, Coupon Barrier, Trigger Value and Closing Price of the Underlier if the Calculation Agent determines that the event has a diluting or concentrative effect on the theoretical value of the shares of the Underlier. For more information, see “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the accompanying prospectus supplement.
†	Expected. In the event that we make any change to the expected Pricing Date or Issue Date, the Observation Dates, the Averaging Dates and/or the Maturity Date may be changed so that the stated term of the Notes remains the same. Each Observation Date and/or Averaging Date may be postponed if that date is not a scheduled trading day or if a market disruption event occurs on that date as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with an Exchange-Traded Fund That Holds Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, a Call Settlement Date, a Coupon Payment Date and/or the Maturity Date will be postponed if that day is not a business day or if the relevant Observation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

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Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated July 18, 2016, the prospectus supplement dated July 18, 2016 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you each of these documents if you request them by calling your Barclays Bank PLC sales representative, such dealer or toll-free 1-888-227-2275 (Extension 2-3430). A copy of each of these documents may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Additional Terms Specific to the Notes

You should read this free writing prospectus together with the prospectus dated July 18, 2016, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000119312516650074/d219304df3asr.htm

•	Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, “we,” “us” and “our” refer to Barclays Bank PLC.

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Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this free writing prospectus as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

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Scenario Analysis and Hypothetical Examples

The following examples are hypothetical and are provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the value of the Underlier relative to its Initial Underlier Value. We cannot predict the Closing Price of the Underlier on any day during the term of the Notes, including on the Observation Dates or Averaging Dates. You should not take these examples as an indication or assurance of the expected performance of the Underlier. The numbers appearing in the examples below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the total payment on the Notes per $1,000 principal amount Note to the $1,000 issue price. The following examples illustrate amounts payable on a hypothetical offering of the Notes under various scenarios, based on the following assumptions:

Principal Amount:	$1,000
Term:	Approximately 54 weeks
Hypothetical Initial Underlier Value*:	$100.00
Contingent Coupon:	$25.00 per $1,000 principal amount Note
Observation Dates:	Observation Dates will occur as set forth on the cover of this free writing prospectus.
Hypothetical Coupon Barrier*:	$80.00 (which is 80.00% of the hypothetical Initial Underlier Value)
Hypothetical Trigger Value*:	$80.00 (which is 80.00% of the hypothetical Initial Underlier Value)

* Terms used for purposes of these hypothetical examples may not represent the actual Initial Underlier Value, Coupon Barrier or Trigger Value. The hypothetical Initial Underlier Value of $100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Underlier Value. The actual Initial Underlier Value, Coupon Barrier and Trigger Value will be determined on the Pricing Date and will be set forth under “Key Terms” above. For historical data regarding the actual Closing Price of the Underlier, see the historical information set forth under the section titled “The SPDR® S&P® Regional Banking ETF” below.

Example 1 — Notes Are Automatically Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$105.00	Closing Price of Underlier at or above Initial Underlier Value; Notes are automatically called and Issuer repays principal plus pays Contingent Coupon of $25.00 on Call Settlement Date.
Total Payment (per $1,000 Note):		$1,025.00 (2.50% total return on the Notes)

Because the Closing Price of the Underlier is greater than or equal to the Initial Underlier Value on the first Observation Date, the Notes are automatically called on the first Observation Date. The Issuer will pay $1,025.00 per $1,000 principal amount Note on the Call Settlement Date, which is equal to your principal amount plus the Contingent Coupon due in connection with the first Observation Date. No further amounts will be owed to you under the Notes. Accordingly, the Issuer will have paid a total of $1,025.00 per Note for a 2.50% total return on the Notes.

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Example 2 — Notes Are Automatically Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$90.00	Closing Price of Underlier below Initial Underlier Value and above Coupon Barrier; Notes NOT automatically called and Issuer pays Contingent Coupon of $25.00 on first Coupon Payment Date.
Second Observation Date	$60.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on second Coupon Payment Date.
Third Observation Date	$110.00	Closing Price of Underlier at or above Initial Underlier Value; Notes are automatically called and Issuer repays principal plus pays Contingent Coupon of $50.00 (reflecting Contingent Coupon for third Observation Date and Unpaid Contingent Coupon for second Observation Date) on Call Settlement Date.
Total Payment (per $1,000 Note):		$1,075.00 (7.50% total return on the Notes)

Because the Closing Price of the Underlier is greater than or equal to the Initial Underlier Value on the third Observation Date, the Notes are automatically called on the third Observation Date. The Issuer will pay $1,050.00 per $1,000 principal amount Note on the Call Settlement Date, which is equal to your principal amount plus the Contingent Coupon for the third Observation Date and the Unpaid Contingent Coupon for the second Observation Date. No further amounts will be owed to you under the Notes.

In addition, because the Closing Price of the Underlier is greater than or equal to the Coupon Barrier on the first Observation Date, the Issuer will pay the Contingent Coupon of $25.00 on the first Coupon Payment Date. Because the Closing Price of the Underlier is less than the Coupon Barrier on the second Observation Date, the Issuer will not pay any Contingent Coupon on the Coupon Payment Date following the second Observation Date; however, because the Closing Price of the Underlier on the third Observation Date is greater than the Coupon Barrier, the Contingent Coupon that would have been paid on the second Coupon Payment Date had the Closing Price of the Underlier been greater than or equal to the Coupon Barrier on the second Observation Date will be paid on the third Coupon Payment Date. Accordingly, the Issuer will have paid a total of $1,075.00 per Note for a 7.50% total return on the Notes.

Example 3 — Notes Are NOT Automatically Called and the Final Underlier Value Is Above the Trigger Value

Date	Closing Price	Payment (per Note)
First Observation Date	$85.00	Closing Price of Underlier below Initial Underlier Value and above Coupon Barrier; Notes NOT automatically called and Issuer pays Contingent Coupon of $25.00 on first Coupon Payment Date.
Second Observation Date	$50.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on second Coupon Payment Date.
Third Observation Date	$40.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on third Coupon Payment Date.
	Final Underlier Value
Final Observation Date	$90.00	Final Underlier Value above Trigger Value (which equals Coupon Barrier); Issuer repays principal plus pays Contingent Coupon of $75.00 (reflecting Contingent Coupon for Final Observation Date and Unpaid Contingent Coupons for second and third Observation Dates) on Maturity Date.
Total Payment (per $1,000 Note):		$1,100.00 (10.00% total return on the Notes)

Because the Closing Price of the Underlier is less than the Initial Underlier Value on each Observation Date prior to the Final Observation Date, the Notes are not automatically called. Because the Final Underlier Value is greater than or equal to the Coupon Barrier and the Trigger Value, at maturity, the Issuer will pay $1,075.00 per $1,000 principal amount Note, which is equal to your principal amount plus the Contingent Coupon for the Final Observation Date and the Unpaid Contingent Coupons for the second and third Observation Dates.

In addition, because the Closing Price of the Underlier is greater than or equal to the Coupon Barrier on the first Observation Date, the Issuer will pay the Contingent Coupon of $25.00 on the first Coupon Payment Date. Because the Closing Price of the Underlier is less than the Coupon Barrier on the second Observation Date and on the third Observation Date, the Issuer will not pay any Contingent Coupon on the Coupon Payment Dates following the second Observation Date or third Observation Date; however, because the Closing Price of the Underlier on the Final Observation Date is greater than the Coupon Barrier, the Contingent Coupon that would have been paid on each of the second and third Coupon Payment Dates had the Closing Price of the Underlier been greater than or equal to the Coupon Barrier on the second and third Observation Dates will be paid on the Maturity Date. Accordingly, the Issuer will have paid a total of $1,100.00 per Note for a 10.00% total return on the Notes.

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Example 4 — Notes Are NOT Automatically Called and the Final Underlier Value Is Below the Trigger Value

Date	Closing Price	Payment (per Note)
First Observation Date	$60.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on first Coupon Payment Date.
Second Observation Date	$55.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on second Coupon Payment Date.
Third Observation Date	$52.00	Closing Price of Underlier below Initial Underlier Value and below Coupon Barrier; Notes NOT automatically called and Issuer DOES NOT pay Contingent Coupon on third Coupon Payment Date.
	Final Underlier Value
Final Observation Date	$50.00	Final Underlier Value below Trigger Value (which equals Coupon Barrier); Issuer DOES NOT pay Contingent Coupon on Maturity Date and will repay less than the principal amount resulting in a loss proportionate to the decline of the Underlier.
Total Payment (per $1,000 Note):		$500.00 (a 50.00% loss on the Notes)

Because the Closing Price of the Underlier is less than the Initial Underlier Value on each Observation Date prior to the Final Observation Date, the Notes are not automatically called. Because the Final Underlier Value is less than the Trigger Value, at maturity, the Issuer will pay a total of $500.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlier Return) = $1,000 × (1 + -50.00%) = $500.00

In addition, because the Closing Price of the Underlier is less than the Coupon Barrier on each Observation Date prior to the Final Observation Date and the Final Underlier Value is less than the Coupon Barrier on the Final Observation Date, the Issuer will not pay any Contingent Coupons over the term of the Notes.

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Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•	You do not anticipate that the Final Underlier Value will be less than the Trigger Value on the Final Observation Date, and you are willing and able to accept the risk that, if it is, you will lose a significant portion or all of the stated principal amount of your Notes.

•	You do not anticipate that the Closing Price of the Underlier will be less than the Coupon Barrier on any Observation Date (other than the Final Observation Date) or that the Final Underlier Value will be less than the Coupon Barrier on the Final Observation Date, and you are willing and able to accept the risk that, if it is, you may receive few or no Contingent Coupons over the term of the Notes.

•	You are willing and able to forgo participation in any appreciation of the Underlier, and you understand that any return on your investment will be limited to the Contingent Coupons that may be payable on the Notes.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this free writing prospectus.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the Underlier or the securities held by the Underlier, nor will you have any voting rights with respect to the Underlier or the issuers of the securities held by the Underlier.

•	You are willing and able to accept the risk that the Notes may be automatically called prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity if the Notes are not automatically called.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces fixed periodic interest or coupon payments or other non-contingent sources of current income.

•	You seek an investment that provides for the full repayment of principal at maturity.

•	You anticipate that the Final Underlier Value will be less than the Trigger Value on the Final Observation Date, or you are unwilling or unable to accept the risk that, if it is, you will lose a significant portion or all of the stated principal amount of your Notes.

•	You anticipate that the Closing Price of the Underlier will be less than the Coupon Barrier on one or more Observation Dates (other than the Final Observation Date) or that the Final Underlier Value will be less than the Coupon Barrier on the Final Observation Date, or you are unwilling or unable to accept the risk that, if it is, you may receive few or no Contingent Coupons over the term of the Notes.

•	You seek exposure to any upside performance of the Underlier or you seek an investment with a return that is not limited to the Contingent Coupons that may be payable on the Notes.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this free writing prospectus.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the Underlier or the securities held by the Underlier.

•	You are unwilling or unable to accept the risk that the Notes may be automatically called prior to scheduled maturity.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity if they are not automatically called.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this free writing prospectus, the prospectus and the prospectus supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

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Tax Consequences

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders —Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The following discussion supersedes the discussion in the accompanying prospectus supplement to the extent it is inconsistent therewith.

In determining our reporting responsibilities, if any, we intend to treat (i) the Notes for U.S. federal income tax purposes as prepaid forward contracts with associated contingent coupons and (ii) any Contingent Coupons as ordinary income, as described in the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders —Notes Treated as Prepaid Forward or Derivative Contracts with Associated (Contingent) Coupons” in the accompanying prospectus supplement. Our special tax counsel, Davis Polk & Wardwell LLP, has advised that it believes this treatment to be reasonable, but that there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt.

Sale, Exchange or Redemption of a Note. Assuming the treatment described above is respected, upon a sale or exchange of the Notes (including redemption upon an automatic call or at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes (assuming Contingent Coupons are properly treated as ordinary income, consistent with the position referred to above). This gain or loss should be short-term capital gain or loss unless you hold the Notes for more than one year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of the Notes at the issue price. The deductibility of capital losses is subject to limitations. If you sell your Notes between the time your right to a Contingent Coupon is fixed and the time it is paid, it is likely that you will be treated as receiving ordinary income equal to the Contingent Coupon. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to an Observation Date but that can be attributed to an expected Contingent Coupon payment could be treated as ordinary income. You should consult your tax advisor regarding this issue.

As noted above, there are other reasonable treatments that the IRS or a court may adopt, in which case the timing and character of any income or loss on the Notes could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments and the relevance of factors such as the nature of the underlying property to which the instruments are linked. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders. Insofar as we have responsibility as a withholding agent, we do not currently intend to treat Contingent Coupon payments to non-U.S. holders (as defined in the accompanying prospectus supplement) as subject to U.S. withholding tax. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

A recent IRS notice excludes from the scope of Section 871(m) of the Code instruments issued in 2017 that are not “delta-one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes are not “delta-one” within the meaning of the notice, we expect that Treasury regulations under Section 871(m) imposing a withholding tax on certain “dividend equivalents” under certain “equity linked instruments” will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax adviser regarding the potential application of Section 871(m) to the Notes.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier, any of the securities held by the Underlier or the securities composing the Underlying Index (as defined under “The SPDR® S&P® Regional Banking ETF” below). These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to the Securities Generally”;

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities”; and

•	“Risk Factors—Additional Risks Relating to Securities That We May Call or Redeem (Automatically or Otherwise).”

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Lose Some or All of Your Principal — The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Notes are not automatically called and the Final Underlier Value is less than the Trigger Value, you will lose 1% of the principal amount of your Notes for every 1% that the Final Underlier Value is less than the Initial Underlier Value. Accordingly, if the Notes are not automatically called and the Final Underlier Value is less than the Trigger Value, the Notes will be fully exposed to the decline in the value of the Underlier and you will lose some or all of your investment at maturity.

•	You May Not Receive Any Contingent Coupons — The Notes differ from ordinary debt securities in that they do not provide for regular interest payments. If the Closing Price of the Underlier is less than the Coupon Barrier on any Observation Date (other than the Final Observation Date) or if the Final Underlier Value is less than the Coupon Barrier on the Final Observation Date, Barclays Bank PLC will not pay the Contingent Coupon applicable to that Observation Date or any Unpaid Contingent Coupons. If the Contingent Coupon is not paid on any Coupon Payment Date because the Closing Price of the Underlier is less than the Coupon Barrier on the related Observation Date, that Contingent Coupon will be paid as an Unpaid Contingent Coupon on a later Coupon Payment Date only if the Closing Price of the Underlier or the Final Underlier Value, as applicable, on the Observation Date related to that later Coupon Payment Date is greater than or equal to the Coupon Barrier. You will not receive any Unpaid Contingent Coupons if the Closing Price of the Underlier or the Final Underlier Value, as applicable, on each subsequent Observation Date is less than the Coupon Barrier. If the Closing Price of the Underlier is less than the Coupon Barrier on each Observation Date prior to the Final Observation Date and the Final Underlier Value is less than the Coupon Barrier on the Final Observation Date, Barclays Bank PLC will not pay any Contingent Coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the Contingent Coupon coincides with a period of greater risk of principal loss on your Notes.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this free writing prospectus. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this free writing prospectus as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

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•	Reinvestment Risk — If your Notes are automatically called early, the holding period over which you may receive Contingent Coupons could be as short as approximately 3.5 months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. For the avoidance of doubt, the fees and commissions described on the cover of this free writing prospectus will not be rebated if the Notes are automatically called.

•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity unless the Notes are automatically called. Although the Notes provide for the repayment of your principal at maturity if the Notes are not automatically called and the Final Underlier Value is greater than or equal to the Trigger Value, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if at that time the value of the Underlier is greater than or equal to the Trigger Value. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Your Potential Return on the Notes Is Limited, and You Will Not Participate in Any Appreciation of the Underlier — The return potential of the Notes is limited to the Contingent Coupons, regardless of the appreciation in the value of the Underlier. In addition, any return on the Notes will be based on the number and sequence of Observation Dates on which the Closing Price of the Underlier or the Final Underlier Value, as applicable, has equaled or exceeded the Coupon Barrier prior to maturity or an automatic call. Further, if the Notes are automatically called due to the automatic call feature, you will not receive any Contingent Coupons or any other payment in respect of any Observation Dates after the applicable Call Settlement Date. Because the Notes could be automatically called as early as the first Observation Date, the total return on the Notes could be minimal. If the Notes are not automatically called, you will not participate in any appreciation in the value of the Underlier even though you will be subject to the Underlier’s risk of decline. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the Underlier.

•	Your Potential Return on the Notes Will Be Different Depending on the Sequence of Closing Prices on Different Observation Dates and the Final Underlier Value on the Final Observation Date — Depending on the sequence in which the Closing Price of the Underlier or the Final Underlier Value, as applicable, is greater than or equal to the Coupon Barrier on specific Observation Dates (if at all), you could receive a lesser or greater return regardless of the number of Observation Dates on which the Closing Price of the Underlier or the Final Underlier Value, as applicable, is greater than or equal to the Coupon Barrier. For example, if the Closing Price of the Underlier is less than the Coupon Barrier on each of the first three Observation Dates but the Final Underlier Value is greater than or equal to the Coupon Barrier on the Final Observation Date, you will receive four Contingent Coupons (three in the form of Unpaid Contingent Coupons). However, if the Closing Price of the Underlier or the Final Underlier Value, as applicable, is greater than or equal to the Coupon Barrier on each of the first two Observation Dates but on no subsequent Observation Dates, you will receive only two Contingent Coupons, even though the Closing Price of the Underlier or the Final Underlier Value, as applicable, was greater than or equal to the Coupon Barrier on twice as many Observation Dates as in the previous example.

•	The Notes Are Subject to Volatility Risk — Volatility is a measure of the degree of variation in the price of the Underlier over a period of time. The Contingent Coupon was determined based on a number of factors, including the expected volatility of the Underlier. The Contingent Coupon will be paid at a per annum rate that is higher than the fixed rate that we would pay on a conventional debt security of the same tenor and will be higher than it otherwise would have been had the expected volatility of the Underlier, calculated at the time the terms of the Notes were set, been lower. As volatility of an Underlier increases, there will typically be a greater likelihood that (a) the Closing Price of that Underlier or the Final Underlier Value, as applicable, will be less than its Coupon Barrier on one or more Observation Dates and (b) the Final Underlier Value of that Underlier will be less than its Trigger Value.

Accordingly, you should understand that a higher Contingent Coupon will reflect, among other things, an indication of a greater likelihood that you will (a) not receive a Contingent Coupon with respect to one or more Observation Dates and/or (b) incur a loss of principal at maturity than would have been the case had the Contingent Coupons been lower. In addition, actual volatility over the term of the Notes may be significantly higher than the expected volatility at the time the terms of the Notes were determined. If actual volatility is higher than expected, you will face an even greater risk that you will not receive Contingent Coupons and/or that you will lose some or all of your principal at maturity for the reasons described above.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Owning the Notes Is Not the Same as Owning the Underlier, the Component Securities Held by the Underlier or the Securities Composing the Underlying Index — The return on your Notes may not reflect the return you would realize if you actually owned the Underlier, the component securities held by the Underlier or the securities composing the Underlying

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Index. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Underlier, the component securities held by the Underlier or the securities composing the Underlying Index would have.

•	The Securities Held by the Underlier are Concentrated in the Regional Banking Industry — All or substantially all of the equity securities held by the Underlier are issued by companies whose primary business is associated with regional banking. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to Notes of a more broadly diversified group of issuers. The performance of companies in the banking sector may be affected by extensive governmental regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Banks may also be subject to severe price competition. The regional banking industry is highly competitive and failure to maintain or increase market share may result in lost market share. These or other factors or the absence of such factors could cause a downturn in the regional banking industry generally or regionally and could cause the value of some or all of the securities held by the Underlier to decline during the term of the Notes.

•	Certain Features of the Underlier Will Impact the Value of the Notes — The performance of the Underlier will not fully replicate the performance of the Underlying Index, and the Underlier may hold securities not included in the Underlying Index. The value of the Underlier is subject to:

o	Management risk. This is the risk that the investment strategy for the Underlier, the implementation of which is subject to a number of constraints, may not produce the intended results.

o	Derivatives risk. The Underlier may invest in derivatives, including forward contracts, futures contracts, options on futures contracts, options and swaps. A derivative is a financial contract, the value of which depends on, or is derived from, the value of an underlying asset such as a security or an index. Compared to conventional securities, derivatives can be more sensitive to changes in interest rates or to sudden fluctuations in market prices, and thus the Underlier’s losses, and, as a consequence, the losses of your Notes, may be greater than if the Underlier invested only in conventional securities.

o	Transaction costs and fees. Unlike the Underlying Index, the Underlier will reflect transaction costs and fees that will reduce its performance relative to the Underlying Index.

Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the factors described above. In addition, the Underlier may diverge significantly from the performance of the Underlying Index due to differences in trading hours between the Underlier and the securities composing the Underlying Index or other circumstances. During periods of market volatility, the component securities held by the Underlier may be unavailable in the secondary market, market participants may be unable to calculate accurately the intraday net asset value per share of the Underlier and the liquidity of the Underlier may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares in the Underlier. Further, market volatility may adversely affect, sometimes materially, the prices at which market participants are willing to buy and sell shares of the Underlier. As a result, under these circumstances, the market value of the Underlier may vary substantially from the net asset value per share of the Underlier. Because the Notes are linked to the performance of the Underlier and not the Underlying Index, the return on your Notes may be less than that of an alternative investment linked directly to the Underlying Index.

•	Adjustments to the Underlier or to the Underlying Index Could Adversely Affect the Value of the Notes — The investment adviser to the Underlier seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. Pursuant to its investment strategy or otherwise, an investment adviser may add, delete or substitute the components of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes.

In addition, the publisher of the Underlying Index is responsible for calculating and maintaining the Underlying Index. The Underlying Index publisher may add, delete or substitute the securities composing that Underlying Index or make other methodological changes required by certain corporate events relating to the securities composing the Underlying Index, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the Underlying Index. The Underlying Index publisher may also discontinue or suspend calculation or publication of the Underlying Index at any time. If this discontinuance or suspension occurs, following the termination of the Underlier, the Calculation Agent will have the sole discretion to substitute a successor fund that is comparable to the discontinued Underlying, or if the Calculation Agent determines that no successor fund is available, to accelerate the Maturity Date of the Notes. If the Notes are accelerated, investors will not benefit from any potential appreciation of the Underlier from the accelerated Maturity Date to the originally scheduled Maturity Date. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes.

For a description of the actions that may be taken by the Calculation Agent in the event that the publisher of the Underlying Index discontinues or suspends calculation of the Underlying Index or the Underlier is liquidated or otherwise terminated, see

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“Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with an Exchange-Traded Fund as a Reference Asset” in the prospectus supplement.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier and the securities held by the Underlier;

o	the time to maturity of the Notes;

o	the dividend rate on the Underlier;

o	interest and yield rates in the market generally;

o	the existence of any Unpaid Contingent Coupons;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the shares of the Underlier are de-listed or if the Underlier is liquidated or otherwise terminated, selecting a successor underlier or, if no successor underlier is available, determining whether to accelerate the Maturity Date; and determining whether to adjust any variable described herein in the case of certain events related to the Underlier that the Calculation Agent determines have a diluting or concentrative effect on the theoretical value of the shares of the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•	Tax Treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation. See “Tax Consequences” above.

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The SPDR® S&P® Regional Banking ETF

The Underlier is an exchange-traded fund that seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Regional Banks Select Industry Index (the “Underlying Index”). The Underlying Index is a modified equal-weighted index that is designed to measure the performance of the regional banks sub-industry group of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For more information about the Underlier, see “Annex— The SPDR® S&P® Regional Banking ETF” below.

Historical Information

The following table sets forth the quarterly high, low and period-end Closing Prices for the Underlier, based on daily Closing Prices of the Underlier. The graph below sets forth the performance of the Underlier from January 3, 2012 to January 20, 2017, based on the daily Closing Prices of the Underlier. The Closing Price of the Underlier on January 20, 2017 was $54.52.

We obtained the Closing Prices of the Underlier from Bloomberg Professional® service, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Price of the Underlier during the term of the Notes, including on any of the Observation Dates or Averaging Dates. We cannot give you assurance that the performance of the Underlier will result in the return of any of your initial investment. The Closing Prices below may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2012	3/31/2012	$29.10	$25.00	$28.47
4/1/2012	6/30/2012	$28.71	$24.94	$27.38
7/1/2012	9/30/2012	$29.95	$26.43	$28.64
10/1/2012	12/31/2012	$29.20	$26.25	$27.97
1/1/2013	3/31/2013	$31.91	$28.93	$31.80
4/1/2013	6/30/2013	$33.97	$29.91	$33.88
7/1/2013	9/30/2013	$37.54	$34.49	$35.65
10/1/2013	12/31/2013	$40.77	$35.04	$40.61
1/1/2014	3/31/2014	$42.47	$36.84	$41.38
4/1/2014	6/30/2014	$42.16	$37.30	$40.32
7/1/2014	9/30/2014	$41.14	$37.61	$37.86
10/1/2014	12/31/2014	$41.18	$36.05	$40.70
1/1/2015	3/31/2015	$41.58	$36.54	$40.83
4/1/2015	6/30/2015	$45.37	$40.78	$44.16
7/1/2015	9/30/2015	$45.03	$38.56	$41.18
10/1/2015	12/31/2015	$45.93	$40.47	$41.92
1/1/2016	3/31/2016	$40.89	$32.89	$37.64
4/1/2016	6/30/2016	$41.98	$35.51	$38.35
7/1/2016	9/30/2016	$43.09	$36.85	$42.27
10/1/2016	12/31/2016	$56.46	$41.71	$55.57
1/1/2017	1/20/2017*	$56.44	$53.79	$54.52

* Information for the first calendar quarter of 2017 includes data for the period from January 1, 2017 through January 20, 2017. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2017.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page FWP-10 of this free writing prospectus.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $10.00 per Note.

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Annex — The SPDR® S&P® Regional Banking ETF

We have derived all information contained in this free writing prospectus regarding the SPDR® S&P® Regional Banking ETF (the “Regional Banking ETF”) from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, SPDR® Series Trust and SSGA Funds Management, Inc. (“SSGA FM”). The Regional Banking ETF is an investment portfolio maintained and managed by SSGA FM, the investment adviser to the Regional Banking ETF. The Regional Banking ETF is an exchange-traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “KRE.”

The Regional Banking ETF seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the S&P® Regional Banks Select Industry Index (the “Regional Banking Index”). The Regional Banking Index is a modified equal-weighted index that is designed to measure the performance of the regional banks sub-industry group of the S&P® Total Market Index (the “S&P TM Index”), a benchmark that measures the performance of the U.S. equity market. For more information about the Regional Banking Index, please see “— The S&P® Regional Banks Select Industry Index” below.

In seeking to track the performance of the Regional Banking Index, the Regional Banking ETF employs a “sampling” strategy, which means that the Regional Banking ETF is not required to purchase all of the securities represented in the Regional Banking Index. Instead, the Regional Banking ETF may purchase a subset of the securities in the Regional Banking Index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the Regional Banking Index. The quantity of holdings in the Regional Banking ETF will be based on a number of factors, including asset size of the Regional Banking ETF. Based on its analysis of these factors, SSGA FM may invest the Regional Banking ETF’s assets in a subset of securities in the Regional Banking Index or may invest the Regional Banking ETF’s assets in substantially all of the securities represented in the Regional Banking Index in approximately the same proportions as the Regional Banking Index.

The Regional Banking Index is a theoretical financial calculation, while the Regional Banking ETF is an actual investment portfolio. The Regional Banking ETF seeks to track the performance of the Regional Banking Index as closely as possible (i.e., achieve a high degree of correlation with the Regional Banking Index). However, the performance of the Regional Banking ETF and the Regional Banking Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies.

The SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the Regional Banking ETF. Information provided to or filed with the SEC by the SPDR® Series Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the SPDR® Series Trust, SSGA FM or the Regional Banking ETF, please see the SPDR® Series Trust’s prospectus. In addition, information about the SPDR® Series Trust, SSGA FM and the Regional Banking ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Disclaimer

The Notes are not sponsored, endorsed, sold or promoted by SPDR® Series Trust or SSGA FM. Neither the SPDR® Series Trust nor SSGA FM makes any representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. Neither the SPDR® Series Trust nor SSGA FM has any obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

The S&P® Regional Banks Select Industry Index

We have derived all information contained in this free writing prospectus regarding the Regional Banking Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P Dow Jones”). S&P Dow Jones has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the Regional Banking Index at any time.

The Regional Banking Index is a modified equal-weighted index that is designed to measure the performance of the Global Industry Classification Standard (“GICS®”) regional banks sub-industry. The Regional Banking Index is reported by Bloomberg L.P. under the ticker symbol “SPSIRBK.” The Regional Banking Index is one of the S&P Select Industry Indices (collectively, the “Select Industry Indices” and each, a “Select Industry Index”), each designed to measure the performance of a sub-industry or group of sub-industries based on GICS®. All members of the Select Industry Indices are selected from the S&P TM Index.

The S&P TM Index offers broad market exposure to companies of all market capitalization, including all U.S. common equities listed on the New York Stock Exchange (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Global Select Market, the NASDAQ Select Market, the NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA and Bats EDGX. Only U.S. companies are eligible for inclusion in the S&P TM Index.

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Index Eligibility

For purposes of membership in the Select Industry Indices, S&P Dow Jones applies the inclusion and exclusion criteria separately. Membership is based on a company’s GICS® classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the Select Industry Indices, companies must be in the S&P TM Index, must be included in the relevant GICS® sub-industry (i.e. homebuilding) and must satisfy one of the two following combined size and liquidity criteria:

1.	float-adjusted market capitalization above U.S. $500 million and float-adjusted liquidity ratio (“FALR”) above 90%; or

2.	float-adjusted market capitalization above U.S. $400 million and FALR above 150%.

A number of companies in the S&P TM Index are represented by multiple share classes. To determine eligibility for the Select Industry Indices, the float-adjusted market capitalization of each share class of multiple class companies is combined to arrive at a company float-adjusted market capitalization figure. The liquidity of each individual share class is evaluated independently based on the float-adjusted market capitalization of that individual line. If an individual share class of a multiple share class company does not meet the liquidity criteria, the remaining share class has its float-adjusted market capitalization reevaluated independently to ensure that it continues to meet the size criteria on its own. In a Select Industry Index, each company is represented once by the primary listing. In the event that a company issues a secondary share class to index share class holders by means of a mandatory distribution, the newly issued share class will be added to that Select Industry Index on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share classes will remain in that Select Industry Index until next rebalancing, at which time only the primary share class will be considered for continued inclusion.

All stocks satisfying the above requirements are included in the applicable Select Industry Index. At each rebalancing, at least 35 stocks are selected for each Select Industry Index. In the event that fewer than 35 stocks are selected for each Select Industry Index using the eligible primary sub-industries (primary stocks), certain indices will select stocks for inclusion from a supplementary list of highly correlated sub-industries (supplementary stocks) based on process established by S&P Dow Jones. Additionally, minimum market capitalization requirements may be relaxed for all Select Industry Indices to ensure that there are at least 22 stocks in each Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below U.S. $300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least U.S. $400 million for inclusion in a Select Industry Index. Existing index components must have a float-adjusted market capitalization of U.S. $300 million to remain in the applicable Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the applicable Select Industry Index rebalancing reference date.

Constituents having a float-adjusted market capitalization above U.S. $500 million must have a liquidity ratio greater than 90% to be eligible for addition to a Select Industry Index. Constituents having a float-adjusted market capitalization between U.S. $400 and U.S. $500 million must have a liquidity ratio greater than 150% to be eligible for addition to a Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the applicable Select Industry Index at the quarterly rebalancing. Some of the Select Industry Indices may have different market capitalization and float-adjusted liquidity ratio requirements. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history. In these cases, the dollar value traded available as of the rebalance reference date is annualized.

Takeover Restrictions. At the discretion of S&P Dow Jones, constituents with shareholder ownership restrictions defined in company bylaws may be deemed ineligible for inclusion in a Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a stock may be excluded from the eligible universe or removed from the applicable Select Industry Index. S&P Dow Jones will provide up to five days advance notification of a deletion between rebalancing due to ownership restrictions.

Turnover. S&P Dow Jones believes turnover in index membership should be avoided when possible. At times a stock may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to a Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to a Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the applicable Select Industry Index.

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Sector Classification. A Select Industry Index includes companies in the applicable GICS® sub-industries set forth above.

Index Construction and Calculations

The Select Industry Indices are equal-weighted, with adjustments to individual constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The index value of each Select Industry Index is simply the market value of that Select Industry Index divided by the index divisor:

 Index Value = (Index Market Value) / Divisor

where N is the number of stocks in the index, Pi the price of stock i, IWFi is the float factor of stock I (as defined below), and AWFi is the adjustment factor of stock i assigned at each index rebalancing date, t, which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, i, at rebalancing date, t, is calculated by:

 AWFi,t = Z / N × FloatAdjustedMarketValuei,t

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock’s share count used in the index calculation (often referred to as modified index shares).

Float Adjustment. Float adjustment means that the number of shares outstanding is reduced to exclude closely held shares from the calculation of the index value because such shares are not available to investors. The goal of float adjustment is to distinguish between strategic (control) shareholders, whose holdings depend on concerns such as maintaining control rather than the economic fortunes of the company, and those holders whose investments depend on the stock’s price and their evaluation of a company’s future prospects. Generally, these “control holders” include officers and directors, private equity, venture capital & special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock or government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings. Shares that are not considered outstanding are also not included in the available float. These generally include treasury stock, stock options, equity participation units, warrants, preferred stock, convertible stock and rights.

For each component, S&P Dow Jones calculates an Investable Weight Factor (“IWF”), which represents the portion of the total shares outstanding that are considered part of the public float for purposes of the relevant Select Industry Index.

Divisor. Continuity in index values of each Select Industry Indices is maintained by adjusting its divisor for all changes in its constituents’ share capital after its base date. This includes additions and deletions to the relevant Select Industry Index, rights issues, share buybacks and issuances and non-zero price spin-offs. The value of each Select Industry Index’s divisor over time is, in effect, a chronological summary of all changes affecting the base capital of that Select Industry Index. The divisor of each Select Industry Index is adjusted such that the index value of that Select Industry Index at an instant just prior to a change in base capital equals the index value of that Select Industry Index at an instant immediately following that change.

Constituent Weightings

At each quarterly rebalancing, companies are initially equally weighted using closing prices as of the second Friday of the last month of the quarter as the reference price. For those companies with multiple share classes in an index, the weight assigned to each share class is proportional to its float-adjusted market capitalization as of the rebalance reference date. Adjustments are then made to ensure that there are no individual constituents whose weight in the applicable Select Industry Index exceeds the value that can be traded in a single day for a given theoretical portfolio value ranging from U.S. $500 million to U.S. $2,000 million (the “Theoretical Portfolio Value”). Theoretical Portfolio Values are determined and reviewed annually by The Americas Thematic and Strategy Index Committee (the “Index Committee”) at S&P Dow Jones. Any updates to Theoretical Portfolio Values are made at the discretion of the Index Committee and announced to the clients with ample lead time.

S&P Dow Jones calculates a maximum basket liquidity weight for each constituent in the applicable Select Industry Index using the ratio of its three-month median daily value traded to the Theoretical Portfolio Value. Each constituent’s weight in the applicable Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the applicable Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the applicable Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P Dow Jones will make no further adjustments. If any of the Select Industry Indices contain

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exactly 22 stocks as of the rebalancing effective date, the applicable Select Industry Index is equally weighted without basket liquidity constraints.

Index Maintenance

The membership to the Select Industry Indices is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for float-adjusted market capitalization and FALR is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. The reference date for GICS® classification is as of the rebalancing effective date.

Timing of Changes

Additions. Stocks are added between rebalancings only if a deletion in the applicable Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new stock will be added to the applicable Select Industry Index at the weight of the deleted company. In the case of mergers involving two index constituents, the merged entity will remain in the applicable Select Industry Index provided that it meets all general eligibility requirements. The merged entity will be added to the applicable Select Industry Index at the weight of the stock deemed to be the surviving stock in the transaction (i.e. the surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities). In the case of spin-offs, the applicable Select Industry Index will follow the S&P TM Index’s treatment of the action.

Deletions. A stock is deleted from the applicable Select Industry Index if the S&P TM Index drops the company. If a stock deletion causes the number of stocks in the relevant index to fall below 22, each stock deletion is accompanied with a corresponding stock addition. In case of GICS® changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the applicable Select Industry Index at the next rebalancing.

Adjustments

The tables below summarize the types of index maintenance adjustments and indicate whether or not an index adjustment is required.

S&P TM Index Actions

S&P TM Index Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Constituent Deletion	If the constituent is a member of a Select Industry Index, it is dropped.	Yes
Constituent Addition

Only in cases where the deletion causes the stock count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.

If a stock is removed from a Select Industry Index at a price of $0.00, the stock’s replacement will be added to the applicable Select Industry Index at the weight using the previous day’s closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.

In the case of additions due to spin-offs, the Select Industry Indices follow the S&P TM Index’s treatment of the action.

No, except in the case of stocks removed at $0.00
GICS® Change	None. If, after the GICS® change, a stock no longer qualifies to belong to a Select Industry Index, it is removed at the next rebalancing.	No

Corporate Actions

Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Spin-Off	In general, both the parent stock and spun-off stocks will remain in the applicable Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the applicable Select Industry Index.	No

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Type of Corporate Action	Adjustment Made to a Select Industry Index	Divisor Adjustment
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company’s weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase	None	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

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